NEWS RELEASE

CALGARY, November 16, 2001 – Birch Mountain Resources Ltd. (CDNX – BMD) wishes to update shareholders on the trading status of its common shares.

Birch Mountain has reported the history of events from June 15, 2000, and the agreement to accept an independent technical audit on September 27, 2000, in previous news releases and the Annual Report. The audit conclusions were reported in a news release on February 16, 2001, together with the statement that Birch Mountain considers the audit process to be flawed and disagrees with a number of the conclusions. On February 27, 2001 the Canadian Venture Exchange Inc. (“CDNX”) suspended trading in the shares of Birch Mountain, citing the findings of the technical audit report by Associated Mining Consultants Ltd. as the reason, though the specific issues have never been defined by the CDNX. On March 9, 2001, the Corporation filed an appeal of the trading suspension with the Alberta Securities Commission (“ASC”).

Birch Mountain has pressed to resolve this matter as quickly as possible. To ensure a full and fair review, the Corporation has requested a new hearing in order for a panel to examine evidence that was not properly considered in the technical audit and to table new information. Following the filing of its submission, together with supporting documentation, to the ASC on October 30, 2001, Birch Mountain was advised by lawyers acting for the CDNX to “…make application to the Canadian Venture Exchange to reconsider its decision in light of the new evidence that you wish to have considered.” The Corporation is in the process of responding.

In light of the continuing uncertainty regarding the trading market in Canada, management of the Corporation began exploring alternative markets for the common shares. In that connection, Birch Mountain filed a registration statement with the US Securities and Exchange Commission (“SEC”), a prerequisite to development of a US market for the common shares. Birch Mountain cleared SEC review of the registration statement in May 2001, and in August 2001, a market maker filed a Form 211 with the National Association of Securities Dealers (“NASD”) to begin quotation of the common shares on the OTC Bulletin Board. The market maker was recently informed by the NASD that there is a deficiency in the Form 211, but the deficiency was not identified. Birch Mountain believes that the NASD delay is a result of the CDNX trading suspension. The market maker and Birch Mountain are working together to resolve any issues that the NASD may have, but there can be no assurance that these issues will be resolved until resolution of the CDNX trading suspension.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

--------------------------------------------------------------------------------------------------------------------------------------- --------------------------------------------------------------------------------------------------------------------------------------- BIRCH MOUNTAIN RESOURCES LTD. SIGNATURES ---------------------------------------------------------------------------------------------------------------------------------------

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

--------------------------------------------------------------------------------------------------------------------------------------- BIRCH MOUNTAIN RESOURCES LTD. November 20, 2001 /s/ Donald L. Dabbs DONALD L. DABBS Vice-President and CFO